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S 17005110)N

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SEC Mail Processing Section
FEB 28 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blaylock Beal Van, LLC dba Blaylock Van LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 3rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric. V. Standifer (510)-208-6101
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name -- *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

L.L.

OATH OR AFFIRMATION

I, Eric V. Standifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock Beal Van, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SARA M. PEREZ
COMM. #2089337
Notary Public - California
Alameda County
My Comm. Expires Nov. 30, 2018
NR01

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK BEAL VAN, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

BLAYLOCK BEAL VAN, LLC

CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Blaylock Beal Van, LLC
New York, New York

We have audited the accompanying consolidated statement of financial condition of Blaylock Beal Van, LLC as of December 31, 2016. The consolidated statement of financial condition is the responsibility of Blaylock Beal Van, LLC's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Blaylock Beal Van, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 23, 2017

BLAYLOCK BEAL VAN, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2016		
ASSETS		
Cash and cash equivalents	$	3,814,460
Receivables from clearing brokers, including clearing deposits of $500,000		943,117
Investment banking, commission and other receivables, net		1,005,328
Fixed assets, net		-
Other assets		144,939
Total assets	$	5,907,844
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	398,264
Deferred compensation		253,742
Total liabilities		652,006
Liabilities subordinated to claims of general creditors		1,000,000
Commitments and contingencies		
Members' equity		
Non-controlling interest		(15,920)
Members'equity		4,271,758
Total members' equity		4,255,838
Total liabilities and members' equity	$	5,907,844

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Blaylock Beal Van, LLC ("BBV") is a limited liability company organized under the laws of the state of California on March 26, 2007. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008. On February 18, 2016 BBV acquired a 50% ownership in SPI Strategies, LLC, ("SPI") a California limited liability company and registered investment advisor and affiliate of BBV from a related party. At the time of the acquisition, the fair value of SPI was determined to be zero as the assets and liabilities were nil and no payment was made for the acquisition. SPI was determined to be a variable interest entity ("VIE) as BBV and its management personnel significantly participate in the decisions and operations of SPI and these parties are the primary beneficiaries and members of SPI.

BBV's operations consist of distributing and underwriting investment banking debt and equity, municipal, and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate, municipal and equity securities. BBV periodically trades on its own account, typically in municipal positions, and may incur trading gains and losses. During the year ended December 31, 2016, BBV earned / incurred gains of $77,558. For the year ended December 31, 2016, these gains are included in other income in the consolidated statement of operations. As of December 31, 2016, BBV held no investment positions in its own account. Additional sources of revenue come from commissions from agency transactions in equity securities. SPI's operations consist of the management of assets in the capacity of investment manager.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of BBV and its variable interest entity SPI (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions and purchased with an original maturity date of less than 90 days to be cash equivalents.

Receivables from Clearing Brokers

The Company has a clearing agreement with Pershing LLC (the "Clearing Broker"). The Clearing Broker clears all of the Company's security transactions for the Company. The Company is required to maintain certain deposit levels with the Clearing Broker. Amounts due from the broker may be restricted to the extent that they serve as deposits for securities sold short.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

Valuation Techniques

The Company values securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. As of December 31, 2016, the Company had no open trading positions. All security positions purchased and sold during the year were valued using Level 1 inputs.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company uses straight line depreciation over estimated useful lives of three to seven years.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis.

Investment Banking Revenues and Receivables

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or an agent. These revenues are recorded in accordance with the terms of the investment banking agreements. The Company carries its investment banking receivables at the net realizable value less accrued syndication expenses. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Commissions Revenue and Related Expenses

Commissions revenue and the related expenses on securities transactions are recorded on a trade-date basis. The Company may enter into principal securities transactions whereby the Company purchases securities and then sells them to customers on a net basis.

Investment Management Revenue

The Company receives management fees for its services as an investment manager. Fees are generally based on a fixed amount of basis points calculated as a percentage of the net average value of the accounts managed and billed in accordance with the terms of the agreements.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax but does not expect to have any liability in 2016 as a result of prior year's available net operating loss carryforwards.

1. Nature of business and summary of significant accounting polies (continued)

Income Taxes (continued)

The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2013. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed assets

Details of fixed assets net of accumulated depreciation at December 31, 2016 are as follows:

Computer equipment	$ 261,132
Furniture and fixtures	85,558
Leasehold improvements	14,218
	360,908
Less accumulated depreciation	360,908
	$ -

3. Liabilities subordinated to claims of general creditors

Subordinated Loan Agreements

On January 31, 2015, the Company entered into a cash subordinated loan agreement in the amount of $2,000,000, approved by FINRA, which was funded and replaced by the subordinated loan that matured on that date. The loan matures on January 31, 2018 and bears interest at 12% per annum payable quarterly. On February 3, 2016, the Company agreed to a partial pre-payment of the subordinated loan, approved by FINRA, in the amount of $1,000,000. The aggregate payment of $1,000,000 was made on February 10, 2016. The outstanding balance is due upon maturity.

Interest expenses for the year ended December 31, 2016 approximated $133,000 as related to this subordinated loan. Interest has been paid through December 31, 2016.

4. Variable Interest Entity

On February 18, 2016 BBV acquired a 50% ownership in SPI, a California limited liability company and registered investment advisor and affiliate of BBV, from a related party. SPI was determined to be a VIE as BBV and its management personnel significantly participate in the decisions and operations of SPI and these parties are the primary beneficiaries and members of SPI.

During 2016, BBV allocated expense of approximately $134,000 to SPI for reimbursement of compensation and market data costs incurred on their behalf. At December 31, 2016, BBV had a receivable due from SPI of approximately $89,000. For the year ended December 31, 2016, SPI incurred a net loss of $31,839. All related expenses and inter-company transactions have been eliminated in consolidation.

At December 31, 2016, the assets and liabilities of SPI consisted of the following:

Assets:	
Cash	$14,937
Management fees receivable	34,197
Other assets	8,087
	$57,221
Liabilities and equity:	
Due to BBV	$89,060
Members' deficit	(31,839)
	$57,221

5. Members' equity

The equity of the Company is divided into three classes of shares, Class A, Class B and Class C shares. The Class A members' voting interest shall be directly proportional to each member's Class A shares. As of December 31, 2016, Robert Van Securities, Inc. owns 99.9% of Class A shares. The Class B and Class C members have no voting rights. The Class B and Class C shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B and Class C members in accordance with the Operating Agreement, as amended (the "Agreement"). As of December 31, 2016, Blaylock & Co. owns 100% of the Class B Shares. Jamaica Money Market Bank ("JMMB"), formerly Capital & Credit Financial Group Limited ("CCFG"), owns 100% of Class C shares which represents approximately a 1% membership interest of the Company. Profits and losses are allocated equally to all members based on their actual ownership percentage without regard to the class of shares owned.

6. Benefit Plans

Profit Sharing Plan

The Company has an established nonqualified supplemental deferred compensation plan (the "BBV Executive Discretionary Performance Incentive Plan") for certain employees of the Company. The granting of awards is at the sole discretion of the Board of Directors. The deferred compensation vests 1/3 on the first day of the succeeding plan year three years after contributions are made and 1/3 each on the first day of the next two succeeding years. As of December 31, 2016, the deferred compensation amount of approximately $254,000 is fully vested. All of the compensation cost related to the plan has been recognized as of December 31, 2016 and there were no grants issued in 2016.

6. Benefit Plans (continued)

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provides for a dollar-for-dollar employer matching contribution of 50% of the employee's contribution up to a maximum employee contribution of 10%. Employees become fully vested on a graded vesting schedule in employer matching contributions after five years of employment. Company 401(k) matching contributions were approximately $111,000 for the year ended December 31, 2016. In 2016 employees were able to defer up to $18,000 (plus $6,000 for employees over the age of 50) of their yearly pay as a pre-tax investment in the 401(k)plan, in accordance with limits set by the IRS.

7. Net capital requirement and computation

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $4,353,000 which was approximately $4,253,000 in excess of its minimum requirements of $100,000.

For FINRA reporting purposes, the financial statements of SPI are not consolidated with BBV in accordance with Consolidated Computations of Net Capital and Aggregate Indebtedness for Certain Subsidiaries and Affiliates Rule 15c3-1c (Appendix C) as SPI is not majority owned and its obligations are not guaranteed, endorsed or assumed by BBV. As a result, the assets and liabilities of SPI as described in Note 4 are excluded from BBV's FOCUS filings. At December 31, 2016, for FINRA reporting purposes, the statement of financial condition reflects an amount due from affiliate, SPI, of $73,140 which consists of the total aggregate amount due from SPI of $89,060, net of the Company's cumulative share of the SPI loss of $15,920. In the statement of operations, the SPI loss is included as equity earnings (losses) of unconsolidated affiliates.

8. Exemption from SEC Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance sheet risk

Pursuant to its clearance agreements, the Company introduces all of its securities transactions to the Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice, the Company and the Clearing Broker monitor collateral on the customers' accounts. In addition, the receivables from the Clearing Broker are pursuant to these clearance agreements and include clearing deposits of approximately $500,000.

In the normal course of its operations, the Company may enter into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At certain points during the year, account balances may have exceeded insured limits, but the Company has not incurred any associated credit losses.

11. Commitments and contingencies

Commitments

The Company has contractual commitments for certain market data services for periods not to exceed two years from the balance sheet date. Amounts committed are approximately $375,000 and $136,000, for the years ended December 31, 2017 and 2018, respectively.

The Company leases its office space under leases which expire between 2019 and 2022.
Aggregate future minimum annual lease payments in the years subsequent to December 31, 2016 are as follows:

Year ending December 31,	
2017	497,000
2018	530,000
2018	477,000
2019	370,000
2020 and later	520,000
	$ 2,394,000

Rent expense for the year ended December 31, 2016 was approximately $501,000 which is included in occupancy expense in the statement of operations. Included in other assets is approximately $98,000 pledged as security deposits for office leases

Contingencies

In the normal course of business, the Company has been named as a defendant in various legal and arbitration matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. The Company is a respondent in a FINRA arbitration in which the amount sought by a former employee is material to the financial statements. However, management concludes that this case is without merit and any potential obligation will be both remote and immaterial.

12. Related party transactions

The Company has a license agreement with Robert Van Securities, Inc., ("RVSI") for the use of a market data research system. The Company pays 100% of the costs of the market data research system and related research tool expenses to the various data providers necessary to facilitate use of the system in lieu of any license fees to the licensor.